UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Tier Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

88650Q100

(CUSIP Number)

Michael R. Murphy
Discovery Group I, LLC
191 North Wacker Drive
Suite 1685
Chicago, Illinois 60606
Telephone Number: (312) 265-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88650Q100

1.	Names of Reporting Persons. Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,109,667

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,109,667

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,109,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88650Q100

1.	Names of Reporting Persons. Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,459,404

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,459,404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88650Q100

1.	Names of Reporting Persons. Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,459,404

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,459,404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88650Q100

1.	Names of Reporting Persons. Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,459,404

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,459,404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 12 to Schedule 13D (“Amendment No. 12”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Tier Technologies, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 11130 Sunrise Valley Drive, Suite 300, Reston Virginia 20191.  This Amendment No. 12 amends and supplements, as set forth below, the information contained in items 1, 4, 5 and 6 of the Schedule 13D filed by the Reporting Persons with respect to the Company on May 12, 2008, as amended by Amendment No. 1 thereto filed by the Reporting Persons on August 20, 2008, Amendment No. 2 thereto filed by the Reporting Persons on September 9, 2008, Amendment No. 3 thereto filed by the Reporting Persons on October 20, 2008, Amendment No. 4 thereto filed by the Reporting Persons on November 17, 2008, Amendment No. 5 thereto filed by the Reporting Persons on December 4, 2008, Amendment No. 6 thereto filed by the Reporting Persons on March 12, 2009, Amendment No. 7 thereto filed by the Reporting Persons on January 7, 2010, Amendment No. 8 thereto filed by the Reporting Persons on March 2, 2010, Amendment No. 9 thereto filed by the Reporting Persons on September 8, 2010, Amendment No. 10 thereto filed by the Reporting Persons on November 2, 2010 and Amendment No. 11 thereto filed by the Reporting Persons on January 21, 2011 (as so amended, the “Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.  Except as amended by this Amendment No. 12, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 12.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following as the nineteenth, twentieth and twenty-first paragraphs thereof:

On February 19, 2011, the Reporting Persons and the Company entered into an agreement (the “Agreement”) in connection with the Company’s 2011 Annual Meeting of Stockholders to be held on April 7, 2011 (the “2011 Annual Meeting”).

Under the terms of the Agreement, the Reporting Persons agreed, among other things, that (i) Discovery Group will not nominate, for election to the Board at the 2011 Annual Meeting, any of the individuals named in the notice it sent to the Company on January 21, 2011, or any other individuals, or conduct any solicitation of proxies in connection with the 2011 Annual Meeting, (ii) Discovery Group will cause all of the shares of the Company’s Common Stock beneficially owned by the Reporting Persons as of the record date for the 2011 Annual Meeting to be voted in favor of each of the Board’s nominees for election to the Board at the 2011 Annual Meeting, and (iii) Discovery Group will withdraw the stockholder proposal it submitted to the Company on November 2, 2010 pursuant to Rule 14a-8 (the “Stockholder Proposal”), which related to a proposed Dutch Auction tender offer, and will not to present the Stockholder Proposal at the Annual Meeting.

Pursuant to the Agreement, the Company agreed to, among other things, reduce the size of the Board of Directors of the Company from eight to seven members, effective at the 2011 Annual Meeting.  The Company’s nominees for election to the Board at the 2011 Annual Meeting will consist of Charles Berger, Morgan Guenther, Alex Hart, Philip Heasley, David Poe, Katherine Schipper, and Zachary Sadek.

The description of the Agreement contained in this Schedule 13D is qualified in its entirely by reference to the text of such Agreement, which is included as Exhibit 1 to this Amendment No. 12 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 16,596,621 shares of Common Stock reported outstanding as of January 31, 2011 in the Company’s most recent Quarterly Report on Form 10-Q, for the quarterly period ended December 31, 2010.

Discovery Equity Partners beneficially owns 2,109,667 shares of Common Stock as of February 21, 2011, which represents 12.7% of the outstanding Common Stock.

Discovery Group beneficially owns 2,459,404 shares of Common Stock as of February 21, 2011, which represents 14.8% of the outstanding Common Stock.

Mr. Donoghue beneficially owns 2,459,404 shares of Common Stock as of February 21, 2011, which represents 14.8% of the outstanding Common Stock.

Mr. Murphy beneficially owns 2,459,404 shares of Common Stock as of February 21, 2011, which represents 14.8% of the outstanding Common Stock.

Discovery Group is the sole general partner of Discovery Equity Partners and has sole discretionary investment authority with respect to the other Partnership’s investment in the Common Stock.  Messrs. Donoghue and Murphy are the sole managing members of Discovery Group.  As a consequence, Discovery Group and Messrs. Donoghue and Murphy may be deemed to share beneficial ownership of all of the shares of Common Stock owned by both of the Partnerships, while Discovery Equity Partners shares beneficial ownership with Discovery Group and Messrs. Donoghue and Murphy of only the shares of Common Stock owned by it.

There have been no transactions in Common Stock effected by the Reporting Persons during the past 60 days.

No person other than the Partnerships is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and the Partnerships, the margin loan facilities referred to under Item 3 above, the Joint Filing Agreements of the Reporting Persons with respect to the Schedule 13D that were included as exhibits thereto, the Joint Filing Agreement of the Reporting Persons with respect to this Amendment No. 12 included as Exhibit 2 to this Amendment No. 12, and the Powers of Attorney granted by Messrs Donoghue and Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 3 and Exhibit 4, respectively, to this Amendment No. 12.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1: Agreement dated February 19, 2011 by and among Discovery Equity Partners, Discovery Group, Daniel J. Donoghue, Michael R. Murphy and Tier Technologies, Inc.

Exhibit 2: Joint Filing Agreement dated as of February 22, 2011, by and among Discovery Equity Partners, Discovery Group, Daniel J. Donoghue, and Michael R. Murphy.

Exhibit 3: Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.
Exhibit 4: Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2011
Date
DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P. By: Michael R. Murphy*
Signature
Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature
Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature
Michael R. Murphy
Name/Title

*By: /s/ Mark Buckley
Mark Buckley Attorney-in-Fact for Daniel J. Donoghue Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1:	Agreement dated February 19, 2011 by and among Discovery Equity Partners, Discovery Group, Daniel J. Donoghue, Michael R. Murphy and Tier Technologies, Inc.

Exhibit 2:	Joint Filing Agreement dated as of February 22, 2011, by and among Discovery Equity Partners, Discovery Group, Daniel J. Donoghue, and Michael R. Murphy.

Exhibit 3:	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 4:	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.